                                                                  EXHIBIT (a)(7)

                [FORM OF WRITTEN CONFIRMATION TO OPTION HOLDERS
               ELECTING TO PARTICIPATE IN THE OFFER TO EXCHANGE]

To:  [option holder]

This message confirms that on May 8, 2001, Keynote Systems, Inc. cancelled option(s) to purchase [number] shares, which you submitted for exchange under your Letter of Transmittal. Keynote will grant you a new option to purchase [number] shares, with the terms and conditions described in the Offer to Exchange, dated April 11, 2001, on or after November 9, 2001, but no later than December 31, 2001, subject to your continued employment with Keynote and the other terms set forth in the Offer to Exchange.

If you have any questions about this message, please contact me at (650) 403-3314 or by email at maricel.buangan@keynote.com.

Thank you,
Maricel Buangan